                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number:  0-24418
(Check One)
[X] Form 10-K and Form 10-KSB Form [ ] 11-K

[ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For the period ended January 31, 1999

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

         For the transition period ended _____________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________





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                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant: SystemSoft Corporation
                             ---------------------------------------------------

     Former name if applicable:
                               -------------------------------------------------

     Address of principal executive office (Street and Number):

                                       One Innovation Drive
                               -------------------------------------------------

     City, State and Zip Code: Natick, MA 01760
                               -------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     On March 23, 1999, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. On April 14, 1999, the Company filed a no-action request with the Commission, requesting that the Company be allowed to file modified Exchange Act reports pursuant to Staff Legal Bulletin No. 2 ("Modified Reports"). If the Commission grants the Company's no-action request, the Company intends to file a Modified Report in lieu of its Annual Report on Form 10-K as soon as practicable in accordance with Staff Legal Bulletin No. 2; however, it is possible that such Modified Report will not be filed within 15 calendar days following the prescribed due date of the Company's Annual Report on Form 10-K. If the Commission denies the Company's no-action request, the Company anticipates that its Annual Report on Form 10-K will not be timely filed or, alternatively, that such Form 10-K will not be filed at all. In response to Part IV of this Form 12b-25, the Company has attached certain unaudited year-end financial statements.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Jeffrey R. Wakely, Vice President, Finance                (508) 651-0088
--------------------------------------------------------------------------------
 (Name)                                         (Area Code and Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [X] Yes       [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X] Yes       [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Please see the attached unaudited year-end financial statements.

  SystemSoft Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 29, 1999           By: /s/ Jeffrey R. Wakely
                                    --------------------------------
                                    Jeffrey R. Wakely, Vice President, Finance

                             SystemSoft Corporation
                           Consolidated Balance Sheet
                                January 31, 1999


                                                                                01/31/99            01/31/98              Change

ASSETS:
Current Assets:
   Cash and cash equivalents ...........................................       $    695,903        $ 10,763,795        ($10,067,892)
   Restricted cash .....................................................            400,000                   0             400,000
   Accounts receivable net .............................................            646,044           6,328,056          (5,682,012)
   Prepaid Royalties ...................................................                  0           3,373,154          (3,373,154)
   Other current assets ................................................            870,279           2,727,359          (1,857,080)
                                                                               ------------        ------------        ------------
     Total current assets ..............................................          2,612,226          23,192,364         (20,580,138)

   Property and equipment, net .........................................          1,301,194           6,807,338          (5,506,144)
   Purchased software & software development, net ......................            651,331           3,559,399          (2,908,068)
                                                                               ------------        ------------        ------------
     Total assets ......................................................       $  4,564,751        $ 33,559,101        ($28,994,350)
                                                                               ============        ============        ============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
   Accounts payable ....................................................          1,929,337           1,086,991             842,346
   Line of Credit - SVB ................................................            258,227                   0             258,227
   Accrued expenses ....................................................          1,432,288           1,965,995            (533,707)
   Income Taxes Payable ................................................            447,501             118,875             328,626
   Accrued commissions, compensation & benefits ........................          1,126,593           2,037,380            (910,787)
   Accrued royalties ...................................................          3,518,066           3,559,316             (41,250)
   Deferred revenue ....................................................            986,957             628,613             358,344
                                                                               ------------        ------------        ------------
     Total current liabilities .........................................          9,698,969           9,397,170             301,799

Deposits ...............................................................            185,270             217,327             (32,057)

Stockholders' equity (deficit):
   Common stock ........................................................            272,876             268,074               4,802
   Additional paid-in capital ..........................................         83,627,587          83,328,395             299,192
   Less treasury stock .................................................           (427,187)           (427,187)                  0
   Accumulated Other Comprehensive Income ..............................           (537,691)           (744,100)            206,409
   Accumulated deficit .................................................        (88,255,075)        (58,480,580)        (29,774,495)
                                                                               ------------        ------------        ------------
     Total stockholders' equity ........................................         (5,319,490)         23,944,602         (29,264,092)
                                                                               ------------        ------------        ------------
     Total liabilities and stockholders' equity (deficit) ..............       $  4,564,749        $ 33,559,099        ($28,994,350)
                                                                               ============        ============        ============

                             SystemSoft Corporation
                      Consolidated Statement of Operations
                  For the Twelve Months Ending January 31, 1999


                                                                   Year to Date
                                                                      Actual
Revenues:
  Royalties ................................................       $  6,311,921
  Source code fees .........................................            800,919
  Engineering services .....................................          1,220,681
  Other ....................................................             (3,300)
                                                                   ------------
     Total revenues ........................................          8,330,221

Cost of revenues:
  Custom engineering .......................................          1,751,671
  Technical documentation ..................................            230,280
  Product royalties ........................................          1,000,116
  Amortization of purchased license fees ...................          1,421,511
  Amortization of capitalized development cost .............            272,024
  Label expenses ...........................................             77,028
  NRE other costs ..........................................            352,980
  Packaged product costs ...................................             30,977
  Other ....................................................            277,693
                                                                   ------------
     Total cost of revenue .................................          5,414,280
                                                                   ------------
  Gross margin .............................................          2,915,941

Operating expenses:
  Research and development .................................          7,649,804
  QA .......................................................          1,674,354
  Sales ....................................................          3,901,312
  Marketing ................................................          3,103,770
  General and administrative ...............................          6,870,185
  Restructuring charge .....................................          9,183,305
                                                                   ------------
     Total operating expenses ..............................         32,382,730
                                                                   ------------
Income from operations .....................................        (29,466,789)
                                                                   ------------
  Interest income ..........................................            127,645
  Interest expense .........................................            135,637
  Gain (loss) on sale of fixed assets ......................             69,530
  Foreign exchange gain (loss) .............................            (11,826)
                                                                   ------------
Income before provision for income taxes ...................        (29,417,077)
                                                                   ------------
Provision for income taxes .................................            357,419
                                                                   ------------
Net income .................................................        (29,774,496)
                                                                   ============
Foreign currency translation ...............................           (537,691)
                                                                   ------------
Total comprehensive income .................................       ($30,312,187)
                                                                   ============